Latham & Watkins LLP

1271 Avenue of the Americas

New York, New York 10020

October 11, 2024

Via EDGAR

Brian Soares

Perry Hindin

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Endeavor Group Holdings, Inc.
Revised Schedule 13E-3 filed September 23, 2024
File No. 005-92530
Revised Preliminary Information Statement on Schedule 14C filed September 23, 2024 File No. 001-40373

Ladies and Gentlemen:

On behalf of our client, Endeavor Group Holdings, Inc. (the “Company”), set forth below are responses to the comments (the “Comments”) of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) set forth in the Staff’s letter of September 30, 2024 (the “Comment Letter”) with respect to the Company’s Revised Schedule 13E-3, File No. 005-92530, filed with the Commission on September 23, 2024 (“13E-3 Amendment No. 1”) and Revised Preliminary Information Statement on Schedule 14C, File No. 001-40373, filed with the Commission on September 23, 2024 (“Amendment No. 1”).

In connection with this letter responding to the Comment Letter, the Company is concurrently filing Amendment No. 2 to the Preliminary Information Statement on Schedule 14C, File No. 001-40373, filed with the Commission on August 5, 2024 (“Amendment No. 2”) and Amendment No. 2 to the Company’s Schedule 13E-3, File No. 005-92530, filed with the Commission on August 5, 2024 (“13E-3 Amendment No. 2”). In addition to changes made to reflect the responses contained in this letter, Amendment No. 2 and 13E-3 Amendment No. 2 also include other changes that are intended to update the information contained in Amendment No. 1 and 13E-3 Amendment No. 1, respectively.

For the convenience of the Staff, the Company has restated in this letter each of the Comments in bold and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined herein have the meanings given to such terms in Amendment No. 2. All references to page numbers and captions correspond to the page numbers and captions included in Amendment No. 2 or 13E-3 Amendment No. 2, as applicable, unless (i) otherwise indicated and (ii) for those page numbers and captions in the Comments which refer to the page numbers and captions of Amendment No. 1.

The Company has asked us to convey the following as their responses to the Staff:

1.

We note your response to prior comment 16, the disclosure in the third bullet on page 68, and similar disclosure on pages 63 and 102. With a view towards clarified disclosure, please explain to us the basis for your statement that “the Transactions, if recommended by the Special Committee and subsequently approved by the Executive Committee, would be approved by a majority of the directors of the Company who are not employees of the Company or any of its subsidiaries.” In this regard, we note that the definition of “Independent Directors” on page 50 consists of Mmes. Reses and Burns and thus appears to exclude Ms. Weaver, another non-employee director. If you are counting Messrs. Durban and Evans among the majority of the non-employee directors who have approved the Transactions, then please balance your disclosure here and elsewhere where you discuss approval by a majority of directors who

Brian Soares

Perry Hindin

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

are not employees of the Company to address the fact that Messrs. Durban and Evans are affiliates of Silver Lake. Alternatively, please revise to clarify whether Ms. Weaver served as a member of the Special Committee.

Response to Comment 1: The Company acknowledges the Staff’s comment and in response has revised the disclosures on pages 63, 68 and 102 of Amendment No. 2.

2.	We note your revised disclosure on page 64 and reissue prior comment 16 in part. Please provide the disclosure described in clause (vi) of Instruction 2 to Item 1014 of Regulation M-A.

Response to Comment 2: The Company acknowledges the Staff’s comment and in response has revised the disclosure on page 64 of Amendment No. 2.

3.	Refer to the disclosure provided in response to prior comment 23. The second bullet on page 96 appears to be incomplete. Please revise.

Response to Comment 3: The Company acknowledges the Staff’s comment and in response has removed the second bullet on page 96 of Amendment No. 2.

4.

We note your revised disclosure that incorporates information by reference to the Current Report on Form 8-K filed on September 20, 2024. Please tell us why you did not revise Item 13 to your Schedule 13E-3 to incorporate information by reference to that same Form 8-K, or revise your Schedule 13E-3 accordingly.

Response to Comment 4: The Company acknowledges the Staff’s comment and in response has revised Item 13 to 13E-3 Amendment No. 2.

5.	We note your response to prior comment 4 and reissue it in part. Please provide the disclosure described in Instruction 3 to Item 1013 of Regulation M-A with respect to Messrs. Emanuel and Whitesell.

Response to Comment 5: The Company acknowledges the Staff’s comment and in response has revised the disclosure on page 106 of Amendment No 2.

*   *    *   *

Brian Soares

Perry Hindin

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 906-1623.

Sincerely,

/s/ Benjamin J. Cohen
Benjamin J. Cohen

cc:  Seth Krauss

Endeavor Group Holdings, Inc.

Justin G. Hamill

Michael V. Anastasio

Ian Nussbaum

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